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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coronado Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18029 Calle Ambiente, Suite 519
(No. and Street)

Rancho Santa Fe	CA	92067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell Little (760)804-6955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries, LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd., Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

CORONADO INVESTMENTS LLC

Financial Statements
and
Report of Independent Registered Public Accounting Firm
Year Ended December 31, 2018

OATH OR AFFIRMATION

I, Mitchell S. Little, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coronado Investments, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

See below

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 6 day of Feb, 20 19, by Mitchell Stuart Little, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DOMINIC M. VREVICH
Commission # 2143347
Notary Public - California
San Diego County
My Comm. Expires Feb 20, 2020

(Seal) Signature

CORONADO INVESTMENTS LLC

Table of Contents

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Coronado Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coronado Investments, LLC. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Coronado Investments, LLC's auditor since 2014.

Denver, Colorado
January 24, 2019

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Coronado Investments LLC's auditor since 2014.

Denver, Colorado
January 24, 2019

CORONADO INVESTMENTS LLC

Statement of Financial Condition

December 31, 2018

ASSETS

Cash and cash equivalents	$ 40,317
Accounts receivable (net of allowance for doubtful accounts of $10,647)	16,772
Other assets	3,140
Total assets	$60,229

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 397
Members' equity	59,832
Total liabilities and members' equity	$60,229

See notes to financial statements.

CORONADO INVESTMENTS LLC

Statement of Income

Year Ended December 31, 2018

Revenues	
Fee Income	$302,463
Other	38,414
Total Revenues	340,877
Expenses	
Rent and Utilities	54,110
Professional and Third Party Services	14,910
Office	7,056
Communications	10,213
Taxes, Licenses, Insurance and Registrations	14,334
Travel and Entertainment	529
Other	10,722
Total Expenses	111,874
Net Income	$229,003

See notes to financial statements.

CORONADO INVESTMENTS LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2018

Balance, beginning of year	$ 221,829
Distributions	(391,000)
Net income	229,003
Balance, end of year	$ 59,832

See notes to financial statements.

CORONADO INVESTMENTS LLC

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$ 229,003
Adjustments to reconcile net income to net cash from operating activities	
Changes in operating assets and liabilities	
Accounts receivable	178,216
Allowance for doubtful accounts	10,647
Accounts payable and accrued liabilities	(1,709)
Net cash from operating activities	416,157
Cash flows from financing acitivites	
Distributions	(391,000)
Increase in cash and cash equivalents	25,157
Cash and cash equivalents	
Beginning of year	15,160
End of year	$ 40,317
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ 5,292

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Coronado Investments, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's income is derived primarily from fees received in conjunction with its marketing of private alternative investment funds and separate managed account investment programs offered by Registered Investment Advisors.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Property and Equipment. Property and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets (3 years).

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Fee income is recognized as earned.

Income Taxes. The Company is organized as a limited liability company and is not subject to federal or state income taxes. Accordingly a provision for income taxes has not been recorded in the accompanying financial statements. Income, gains, and losses are allocated and reported to the Company's owners.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Cash and Cash Equivalents. For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk. The company may maintain cash balances and deposits with financial institutions that exceed federally insured limits. Management may perform periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2018 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow

Notes to Financial Statements

analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

2. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS** The Company had no borrowings under subordination agreements at December 31, 2018.

3. **COMMITMENTS AND CONTINGENCIES**

Operating Lease. The Company leases its facility under a long-term non-cancelable operating lease. Under this lease, the Company pays taxes, insurance, and maintenance expenses. Rent expense was $48,831 for 2018. Future minimum lease payments are as follows:

Year Ending December 31:	
2019 (lease ends in Oct. 2019)	$ 45,480

4. **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2018 was 0.01 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2018, the Company had net capital of $39,920 which was $34,920 in excess of the amount required by the SEC.

5. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3**

The Company relies on Section K(2)(i) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

6. **SUBSEQUENT EVENT**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events through required disclosures and/or adjustments.

*****

CORONADO INVESTMENTS LLC

Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2018

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*
Total members' equity	$ 59,832	$ 59,832
Less non-allowable assets included in the following statement of financial condition captions		
Accounts receivable (net allowance for doubtful accounts)	16,772	16,772
Other Assets	3,140	3,140
Net capital	39,920	39,920
Minimum net capital required	5,000	5,000
Excess net capital	$ 34,920	$ 34,920
Total aggregate indebtedness included in the statement of financial condition	$ 397	$ 397
Ratio of aggregate indebtedness to net capital	0.01	0.01

Note: there are no material differences between the above computations of net capital and the corresponding computations by the company with the unaudited Form X-17A-5 as of December 31, 2018.

See the accompanying Independent Auditors' Report.

CORONADO INVESTMENTS LLC

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2018; and a reconciliation to that calculation is not included herein.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
Coronado Investments, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3, in which (1) Coronado Investments, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
January 24, 2019

CORONADO INVESTMENTS LLC

Exemption Report regarding SEC Rule 15c3-3(k)

Coronado Investments, LLC ("Coronado") claimed an exemption from the reserve requirements pursuant to Rule 15c3-3(k)(2)(i) as the firm has no customers, holds no customer accounts, does not accept customer funds or securities, and will open and maintain a "Special Account for the Exclusive Benefit of customers" if any of the preceding were to occur. This exemption was applicable at all times during the 2018 fiscal year without exception.

This statement is made to the best of Coronado's knowledge and belief.

Mitchell S. Little
Managing Member

January 16, 2019
Date

OFFICE: 18029 CALLE AMBIENTE, SUITE 519, RANCHO SANTA FE, CA 92067
MAIL: PO BOX 5005 – PMB 147, RANCHO SANTA FE, CA 92067
T: 760-804-6950
F: 760-804-6951